Exhibit 1.6

2550, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4
Telephone: (403) 216-3939
Facsimile: (403) 234-8731
Website: www.totalenergy.ca

News Release

January 10, 2017

Total Energy Services Responds to Savanna Directors’ Circular

CALGARY, ALBERTA – Total Energy Services Inc. (“Total” or the “Offeror”) responded today to the directors’ circular (the “Savanna Circular”) filed by Savanna Energy Services Corp. (“Savanna”) in connection with Total’s previously announced offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Savanna Shares”) of Savanna.

“We believe that consolidation within the North American energy services industry is required in order to better compete in an increasingly global, diversified and competitive energy industry, regardless of whether a sustained industry recovery is underway or not. The difficult industry conditions experienced over the past two years have exposed overcapacity, inefficiency and excess indebtedness within the energy services industry and highlight the need for consolidation under experienced and disciplined management that is aligned with shareholders through meaningful equity ownership. The combination of Savanna and Total on the terms contemplated by the Offer represents a unique opportunity to achieve industry consolidation and economies and efficiencies of scale under a proven management team with a track record of creating sustainable shareholder value. The fact that sophisticated professional investors holding, at the time, approximately 43% of the outstanding common shares of Savanna committed to support a combination transaction at a lower exchange ratio than we ultimately offered under the Offer confirms our view that the Offer is a compelling opportunity for Savanna’s owners” said Daniel Halyk, Chief Executive Officer of Total.

Mr. Halyk continued, “That Savanna chose to pursue a highly dilutive refinancing transaction rather than constructively engage with Total to explore a friendly combination of the two companies despite the encouragement of several large Savanna shareholders to do so or, at the very least, provide all existing Savanna shareholders the opportunity to participate in such a dilutive financing by way of a rights offering, raises questions concerning the motivation of Savanna’s board of directors and senior management, in that the course taken serves to entrench their positions.”

The following addresses certain of the misleading and incorrect statements contained in the Savanna Circular.

Savanna’s Assertion: “The Total Offer is highly opportunistic and timed to deprive Shareholders of both significant positive recent market changes and value-increasing actions achieved to date which had not yet been reflected in the share price.”

Total’s Response: Total disagrees with Savanna’s assertion. Total announced its intention to make an offer to acquire all the shares of Savanna less than 24 hours after Savanna announced that it had entered into various refinancing transactions, which ultimately resulted in substantial dilution to Savanna shareholders (the “Highly Dilutive Refinancing”). As such, the boards of Savanna and Total made their respective determinations with the same industry information and in the same operating environment. However, the board of Savanna made a decision to sell Savanna shares at $1.45 per share and the board of Total made a decision to buy Savanna shares at a premium to that price. Unlike the Highly Dilutive Refinancing, which was dilutive to existing shareholders of Savanna and, based on the market views expressed in the Savanna Circular, may represent a sale at the bottom of the market, Total’s Offer has been made with the view to creating value for the shareholders of both companies. Regardless of the timing of an eventual industry recovery, given that the Offer is a share exchange, Savanna shareholders will have an opportunity to retain exposure to any such industry recovery through the ownership of Total common shares (the “Common Shares”). While past performance is no guarantee of future success, the relative financial and share price performance of Total and Savanna for various prior periods suggests Savanna shareholders stand to do much better if Savanna’s assets and the cash flow generated from those assets are managed by Total on a go-forward basis.

In support of this proposition, we highlight the comparative capital stewardship record of Total and Savanna since Total completed its last public offering of equity, for gross proceeds of $27 million, in September 2005.

Comparative Capital Stewardship Record – Snapshot

	Total	Savanna
Cash returned to shareholders/unitholders, $ million	$178	$95
Cash returned to shareholders/unitholders as % of paid up share capital	201%	9%
Pre-tax Return on equity	19%	-5%
Pre-tax Return on property, plant and equipment (PP&E), goodwill, intangible and other assets	17%	-4%
Change in PP&E, net of PP&E impairment losses, %	379%	520%
Increase in issued and outstanding common shares, %	8%	211%
Increase in net debt, %	86%	439%
Impairment losses, $ million	$0	$1,039
Paid up capital at September 30, 2016, $ million	$89	$1,008
Increase / “-” decrease in market share price %	49%	-94%
Common share ownership of Board of Directors, $ million	$14.7	$0.5
Common share ownership of Named Executive Officers, $ million	$19.3	$0.8

Note:

The above table has been updated to correct the typographical error in the corresponding tables set out on each of pages 8 and 37 of Total’s offer and take-over bid circular dated December 9, 2016 in respect of the Offer (the “Offer and Bid Circular”) in which the reference to “Increase in net debt, %” of Total in each such table erroneously referenced “27%”.    Each of the performance and other measures set out in the table above is subject to the notes thereto as set out on each of pages 8 and 37 of the Offer and Bid Circular. Readers are directed to such pages of the Offer and Bid Circular to identify the note(s) applicable to each such performance or other measure and to Annex B to the Offer and Bid Circular for a further description of the relevant notes. A copy of the Offer and Bid Circular is available to readers by accessing Savanna’s profile on SEDAR at www.sedar.com or at www.totalenergy.ca/savannaoffer.

We also note that Savanna’s view of recent market changes appears to be inconsistent with the actions of its management. For example, if the market is experiencing recovery or near recovery, we query why Savanna would enter into long term contracts for two drilling rigs based in the Marcellus area (as announced by Savanna on December 15, 2016) when contract terms would be expected to improve in the near term as a result of any overall market recovery.

Savanna’s Assertion: “Total’s proposed share exchange would give Savanna shareholders only a minority position in the combined company, even though Savanna would contribute the vast majority of the cash flow and assets.”

Total’s Response: This assertion is misleading to Savanna shareholders and fails to account for the substantial and disproportionate amount of debt that Savanna would contribute to the combined company as well as the public equity market’s sustained and substantial discounting of the value of Savanna’s assets. Prior to the Offer, Savanna’s board acknowledged that Savanna had a debt problem and justified completing the Highly Dilutive Refinancing on the basis that it served to address the debt problem created under its watch. However, even after raising over $40 million at $1.45 per share on December 13, 2016 and thereby increasing Savanna’s share count by over 30%, Savanna continues to have much higher debt than Total and remains a highly leveraged company. Specifically, Savanna has approximately $235 million of debt (which includes a $17 million mortgage loan bearing interest at 4.95% and $5.1 million outstanding under limited partnership facilities at September 30, 2016) as compared to approximately $47 million of debt owed by Total, which is comprised solely of a mortgage loan bearing interest at 3.06%. Unlike Savanna, which has had to pledge all of its assets as security for its excessive borrowing during prosperous industry times, Total remained disciplined such that all of Total’s property, plant and equipment is free and clear of security claims and is available to support future borrowings if required, with the only exception being approximately 60% of Total’s owned real estate; those assets have been pledged to support the mortgage loan. Further, Total’s $65 million credit facility (which bears interest at the bank’s prime rate of interest plus 0.40%) is secured only by working capital and, as of the date hereof, remains undrawn and available for use.

Savanna’s board also fails to account for the fact that for several years the public equity market has discounted, and continues to discount, the value of Savanna’s assets relative to the “book value”, or carrying value of such assets on Savanna’s financial statements. The equity market’s response to the Offer (as measured by Savanna’s share price) and subsequent disclosures by Savanna (including in the Savanna Circular) confirm that the equity market continues to value Savanna’s assets at a substantial discount to the book value of those assets. Unless Savanna has failed to provide full, plain and true disclosure of all material information relating to its business and assets, the fact that the market has consistently valued the assets of Savanna at a substantial discount to the book value of such assets is a reasonable, objective and independent indication that the book value of such assets is impaired. That Savanna currently has more than 11 times the paid-up share capital of Total and has incurred over $1.0 billion in capital asset and goodwill impairment charges since October 1, 2005 is consistent with this view and speaks to the poor track record of Savanna’s board in its oversight of Savanna’s capital investment decisions. In contrast, thus far in its 20 year history, Total has not recorded any impairment with respect to its capital assets (including intangible assets such as goodwill) and the equity market has generally confirmed the carrying value of such assets even during the current challenging industry environment.

Alternatively, if Savanna is correct in its assessment that the public equity market undervalues Savanna’s assets and the book value of its assets is reflective of the fair market value of such assets, this suggests that the market is assigning negative goodwill to Savanna, which in turn reflects the market’s negative judgment of Savanna’s governance and direction. Either way, the public equity market has and continues to pass judgment in a manner that is supportive of the Offer.

Savanna’s Assertion: In previous discussions with Savanna’s management, Total said that it was only interested in a “no-premium” offer for Savanna, and that it was not willing to participate in a Board-initiated process to review alternatives.

Total’s Response. This is an unfair mischaracterization of prior discussions between Total and Savanna, which were very limited due to the refusal of Savanna to engage with Total in any meaningful way to explore a merger transaction despite having knowledge that strong support from Savanna shareholders existed in relation to a combination transaction. To put the level of engagement into proper context, Total would estimate that the two meetings between representatives of Total and Savanna regarding the potential merger of the companies (one in September 2016 and the second in November 2016) lasted a total of approximately two hours, the first being approximately 90 minutes and the second approximately 30 minutes.

During the two meetings, Total was consistent in its message that it would be prepared to enter into an agreement with Savanna to combine the two companies, with the exchange ratio to be determined in the context of the market. More specifically, the transaction proposed by Total at that time was a merger rather than a takeover. As such, other deal terms, such as the composition of the board of directors, were to be negotiated in good faith having regard to the needs and requirements of the combined company. In response to a query from the Chief Executive Officer of Savanna during the first meeting (held on September 23, 2016) regarding the desirability or necessity of a process to review strategic alternatives, Total’s Chief Executive Officer suggested that the merger agreement contemplated by Total would allow either party to consider a superior alternative provided the other party was afforded a reasonable opportunity to match any superior offer and, in the event one party chose to enter into a superior offer, the other party would receive a reasonable break fee as is customary in such transactions. Total further indicated to Savanna that such approach would be superior to simply commencing a strategic process insofar as the merger agreement between Total and Savanna would provide a greater degree of certainty of outcome, unlike a standalone strategic review process where the outcome would be unknown and the process would most certainly create unnecessary disruption and anxiety for the employees, customers, suppliers, creditors and other corporate stakeholders of Savanna. Total also explained that given the significant number of acquisition opportunities being presented to it for consideration, Total was not inclined to participate in a process where the outcome was highly uncertain.

This general approach was reaffirmed during the second meeting between the respective Board Chairs and Chief Executive Officers of Total and Savanna on November 17, 2016. During this brief meeting, Savanna made no mention that it was pursuing debt refinancing options, including the Highly Dilutive Refinancing, despite Total advising that it would look to provide a written proposal by the following week. Also, Savanna’s Chairman clearly advised numerous times during the meeting that Savanna was not looking for a proposal from Total, but Total was free to present one if it so desired - hardly an invitation to work together in good faith to come to an agreement.

The Savanna Circular suggests that, to Savanna’s knowledge, Total commenced substantive consideration of a transaction with Savanna prior to September 16, 2016. This is simply incorrect. Regardless of when engagement directed by Total precisely began, if Savanna was of the view that a substantive process was underway that could reasonably give rise to a material change for Savanna, Total questions why the President and Chief Executive Officer of Savanna would have engaged in a number of market purchases of Savanna shares (on each of September 19, 2016, September 20, 2016 and September 21, 2016 (as disclosed on page 30 of the Savanna Circular)), while fixed with that knowledge. According to the Savanna Circular, these were the only purchases of Savanna common shares made by a senior officer of Savanna in the 6 month period preceding the date of the Savanna Circular. Similarly, Savanna was, as noted on page 23 of the Savanna Circular, actively engaged in meetings and discussions with Alberta Investment Management Corporation (“AIMCo”) with respect to potential financing transactions as of mid-September 2016 and it is unclear why the board and senior officers of Savanna would not have been prohibited from purchasing Savanna Shares with knowledge of the proposed AIMCo financing, which had not generally been disclosed by Savanna as of that time.

Savanna’s Assertion: The Total offer currently provides a discount of approximately 5%. That is significantly below the average control premium of approximately 40% at the time of the offer for similar Canadian public company acquisitions over the past five years. Moreover, the transaction multiples in Total’s offer are too low when compared to precedent transactions.

Total’s Response: Regarding the calculation of the Offer premium (or lack thereof), the board of Savanna has manipulated dates and share prices to confuse and obfuscate the value of the Offer to Savanna shareholders. In fact, the chart presented on page 8 of the Savanna Circular confirms that a premium existed at the time the Offer was made, even though Total had publicly announced its intention to make a take-over bid for Savanna over two weeks earlier. To quote share prices and share price performance after Total announced its intention to proceed with a take-over bid or after the bid was commenced as support for Savanna’s argument is inappropriate and misleading.

On November 22, 2016, Savanna halted trading in its shares and announced that it was proceeding with the Highly Dilutive Refinancing. Those transactions were scheduled to close on December 15, 2016. Savanna’s shares resumed trading on November 23, 2016 and closed at $1.47, a decrease of 5.1% from the previous close. Subsequent to the close of trading on November 23, 2016, Total announced its intention to proceed with the take-over bid for Savanna at an exchange ratio of 0.1132 of a Total share per Savanna share. Following Total’s announcement, on November 24, 2016, Savanna’s share price closed at $1.59 (up 8.2%) and Total’s shares closed at $14.075 (up 7.4%).

Based on Total’s closing share price of $14.00 on December 8, 2016, the trading day immediately prior to the date on which Total formally commenced the Offer and the 0.1300 exchange ratio (which represented a 15% increase to the 0.1132 exchange ratio initially proposed by Total), the Offer represented an implied Savanna share price of approximately $1.82 per share. This equates to a 26% premium to the $1.45 per share issuance price Savanna’s board agreed to as part of the Highly Dilutive Refinancing, a 24% premium to Savanna’s closing share price on November 23, 2016, prior to Total announcing its intention to proceed with a take-over bid and an 8% premium to Savanna’s closing share price on December 8, 2016.

Total stands by the Offer as providing full and fair value for the Savanna Shares. Under the new takeover bid rules, the board of Savanna has 105 days from the date of the Offer to identify and present to Savanna shareholders any superior proposals. The fact that Total publicly announced its intention to make an offer to Savanna shareholders more than two weeks before the Offer has provided Savanna’s board even more time to explore strategic options.

Of interest is the fact that Peters & Co. Limited refers (in the fairness opinion it provided to the Savanna board) that it acted as financial advisor to Savanna “in connection with an undisclosed advisory mandate, the term of which expired on March 31, 2016.” Given the proximity in time to the Offer, one would expect Savanna to provide full disclosure as to the scope and outcome of this engagement unless of course the outcome of such engagement was not supportive of the narrative being advanced by Savanna’s board in response to the Offer.

If successful, Savanna’s board is correct that there would be a change of control insofar as the board of directors of Total would displace the board of Savanna and assume responsibility and oversight over Savanna’s business and affairs. Based on the respective track records of Total and Savanna under the guidance and direction of the current boards of directors of each company, the Offer represents a unique opportunity for Savanna shareholders to benefit from the consistent and exemplary stewardship demonstrated by the board of Total.

Savanna’s Assertion: “The trading price of the [Savanna] Common Shares has been hindered relative to Savanna’s public market peers as a result of the Total Offer.”

Total’s Response: Total disagrees with this assertion. Total is of the view that the public equity market’s reaction is consistent with Total’s assessment that the Offer is fair and reasonable. Further, we believe that the substantial dilution suffered by Savanna shareholders as a result of the Savanna board’s decision to complete the Highly Dilutive Refinancing is a more reasonable explanation for any alleged market underperformance by Savanna, as evidenced by the immediate reaction of Savanna’s share price to the announcement of the Highly Dilutive Refinancing and to Total’s announced intention to make a takeover bid as described above.

Savanna’s Assertion: The lock-up agreements that Total has entered into with certain Savanna shareholders in connection with the Offer do not provide Total with an opportunity to match a competing transaction

Total believes this statement highlights a distinction without a difference. Each of the lock-up agreements entered into by Total with certain Savanna shareholders (all of whom are sophisticated professional investors) in connection with the Offer (the “Lock-Up Agreements”) provides that the termination right afforded to the applicable Savanna shareholder may only be exercised, in relation to a competing Savanna acquisition proposal, if Total does not announce its intention to match or exceed the consideration to be received by Savanna shareholders under the competing proposal within 7 days after the first public announcement of the competing proposal. In short, each Lock-up Agreement contemplates that Total will have an opportunity to match any competing acquisition proposal.

AIMCo Debt Facility

As part of the Highly Dilutive Financings, on December 13, 2016 Savanna closed a number of financing transactions, including a $200 million second lien senior secured credit facility (the “AIMCo Debt Facility”) with AIMCo, which also involved the distribution of an aggregate of 7 million warrants to purchase Savanna Common Shares to AIMCo (having an exercise price of

$2.50 per Savanna Common Share and an expiry date of December 13, 2018) and the private placement of 13 million Savanna Common Shares to AIMCo at a price of $1.45 per Savanna Common Share for gross proceeds of $18.85 million. The credit agreement entered into between Savanna and AIMCo in relation to the AIMCo Debt Facility (the “Savanna Credit Agreement”), provides, among other things, that, in the event of a change of control of Savanna that occurs within six (6) months of the date of closing of the AIMCo Debt Facility, AIMCo may, if it has not consented to the change of control: (i) terminate its obligation to loan further funds to Savanna; and (ii) declare all amounts loaned to Savanna under the AIMCo Debt Facility (which currently amount to $105 million) to be due and payable. If AIMCo exercises those rights following a change of control of Savanna that AIMCo has not consented to (and which occurs within six (6) months of the date of closing of the AIMCo Debt Facility), Savanna will also be required, under the Savanna Credit Agreement, to pay to AIMCo an amount equal to $6 million, representing 3% of the amount committed under the AIMCo Debt Facility.

Change of Control Obligations

In its November 28, 2016 news release and in the Savanna Circular, Savanna indicates that AIMCo will not consent to the change of control of Savanna that will result from the successful completion of the Offer. To the knowledge of Total, AIMCo itself has not made a public statement with respect to the exercise of change of control rights under the Savanna Credit Agreement specifically in respect of the Offer and Total has not yet had an opportunity to confirm with AIMCo its intentions with respect to Savanna if the Offer is successfully completed. Total will look to meet with representatives of AIMCo in the near future to obtain clarification in that regard. Among other things, Total wishes to determine whether the position attributed to AIMCo by Savanna in the November 28, 2016 news release disseminated by Savanna and in the Savanna Circular represents a considered, final position of AIMCo or an effort on the part of AIMCo to preserve all rights under the Savanna Credit Agreement and not be seen to have implicitly waived the application of the change of control provisions included in the Savanna Credit Agreement by closing the AIMCo Debt Facility in the face of a known change of control possibility.

Total also understands that the agreements governing approximately $107.1 million of Savanna’s 7.00% senior unsecured notes (the “Senior Notes”) also contain change of control provisions, which will require Savanna to offer to purchase the outstanding Senior Notes following a change of control of Savanna, at a price equal to 101% of the aggregate principal amount of the outstanding Senior Notes, plus accrued and unpaid interest. Total will also look to meet with representatives of the holders of the Senior Notes to determine whether those noteholders will exercise change of control rights if the Offer is successfully completed.

If the Offer is successfully completed and AIMCo determines to exercise rights available to it under the Savanna Credit Agreement to require repayment of amounts outstanding under the AIMCo Debt Facility, Total expects that it will need to arrange financing to fund repayment by Savanna of those amounts. As well, if the Offer is successfully completed and the holders of Senior Notes determine to exercise rights available to them to require Savanna to repurchase the outstanding Senior Notes, Total expects that it will need to arrange financing to fund the purchase of the Senior Notes by Savanna. Total has had preliminary discussions with, and has received indicative term sheets from, various sources of financing and believes that funding (the “Replacement Financing”) sufficient to enable it to fund the repayment of amounts outstanding under the AIMCo Debt Facility and the repurchase of the Senior Notes, as noted above, is available on acceptable terms. Accordingly, the Offer is not subject to a financing condition. To date, Total has not entered into any definitive commitments with respect to the Replacement Financing and will not do so unless and until it is determined by Total that Replacement Financing is necessary or desirable. However, there can be no assurance that the Replacement Financing will be available on terms acceptable to Total.

Additional Matters in Relation to the Savanna Circular

Total has and will continue to conduct the Offer in accordance with applicable securities laws. Accordingly, if all of the conditions to the Offer are satisfied or waived as of the expiry time of the Offer, Total intends to immediately take up all Savanna common shares deposited under the Offer and not withdrawn as of that time. In addition, if Total waives one or more conditions of the Offer within 10 days of the scheduled expiry time of the Offer, Total intends to issue a news release confirming the waiver, file a notice of variation of the Offer with applicable securities regulatory authorities and extend the expiry time of the Offer, all in compliance with applicable securities laws in Canada. To the extent necessary, Total intends to seek exemptive relief from applicable securities commissions in Canada in respect of provisions of the Offer that may result in residents of certain jurisdictions outside Canada being treated differently, under the Offer (in that they may receive cash consideration for their Savanna Shares as opposed to Total Common Shares), than holders of Savanna common shares resident in Canada.

Total has consulted with United States counsel and continues to believe that it is entitled to rely on

Rule 802 under the United States Securities Act of 1933, as amended (the “1933 Act”) in making the Offer. As a result, Total believes that it is not required to register the Offer of the Total Common Shares under the 1933 Act.

Shareholder Queries

Shareholders with questions and requests for assistance with tendering their Savanna Shares to the

Offer should contact Total’s information agent, Laurel Hill Advisory Group, toll-free 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com.

About Total

Total is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).

Total and its predecessors have a proven 20-year track record of industry-leading returns on invested capital and have successfully completed over 25 strategic acquisitions since 1997 without ever recording a write-down in respect of such acquisitions. Total’s balance sheet is strong and it has paid a stable dividend to its shareholders throughout the current industry downturn. Directors and Officers of Total are aligned with Total’s shareholders through their meaningful ownership position in Total, which has been increasing over the past 12 months. The common shares of Total are listed and trade on the TSX under the symbol “TOT”.

The TSX has neither approved nor disapproved of the information contained herein.

This News Release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of Total securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Notice to U.S. Holders

The Offer is made for the securities of a company formed outside of the United States. The Offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the issuer is located in Canada and some or all of its officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

Securityholders should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Cautionary Statement Respecting Savanna Information

The information concerning Savanna contained in this News Release has been taken from, or is based upon, publicly available information filed by Savanna with securities regulatory authorities in Canada prior to the date of this News Release and other public sources. Savanna has not reviewed this News Release and has not confirmed the accuracy and completeness of the Savanna information contained herein. Neither Total, nor any of the officers or directors of Total, assumes any responsibility for the accuracy or completeness of such Savanna information or any failure by Savanna to disclose events or facts that may have occurred, or which may affect the significance or accuracy of any such Savanna information, but which are unknown to Total. Total has no means of verifying the accuracy or completeness of any of the Savanna information contained in this News Release or whether there has been a failure by Savanna to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

Forward-Looking Information Cautionary Statement

This News Release contains certain forward-looking information (referred to herein as “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “scheduled”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning: the Offer, various terms of the Offer, the expiry date of the Offer, expectations with respect to the benefits of a combination of the businesses of Total and Savanna and the Replacement Financing.

Forward-looking statements are based upon the opinions and expectations of management of Total as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total (or any of its subsidiaries) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total, and new laws and regulations (domestic and foreign). Risks relating specifically to Total’s ability to realize perceived benefits from the proposed combination of Total and Savanna include, but are not limited to, Total’s inability to successfully integrate the operations of Total and Savanna following completion of the Offer, failure to list the Common Shares on the TSX, failure to obtain the approval of Total’s shareholders for issuance of the Common Shares, Total’s inability to retain key Savanna employees following completion of the Offer and Total’s inability to negotiate early termination of Savanna office and operating location leases, on terms reasonably satisfactory to Total, following completion of the Offer in cases (if any) where those leases have lengthy terms, the exercise by AIMCo of any change of control rights or creditor rights under the terms of the AIMCo Debt Facility, the exercise by the holders of Senior Notes of any change of control rights or creditor rights under the terms of the Senior Notes and the ability of Total, if required, to obtain Replacement Financing on terms acceptable to Total.

Additional risks to which Total is exposed in the conduct of its business are set out under the heading “Risk Factors” on pages 23 to 26 of Total’s Annual Information Form (dated March 10, 2016) for the year ended December 31, 2015, and under the heading “Risk Factors” on page 11 of Total’s Management’s Discussion and Analysis (dated November 9,

2016) in respect of the three and nine month periods ended September 30, 2016, both of which have been filed with various securities regulatory authorities in Canada and are available (under Total’s profile) through the SEDAR website at www.SEDAR.com.

Having regard to the applicable risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.

Forward-looking information respecting the Offer and various terms of the Offer is based upon various assumptions and factors, including publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding common shares of Savanna and the number of options and other convertible or exchangeable rights and securities granted by Savanna (entitling holders thereof to acquire common shares of Savanna), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, the potential for the acceleration of timing of the steps/events in connection with the Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no material changes in the business, affairs, capital, prospects or assets of Savanna since September 30, 2016, except as announced by Savanna on November 22, 2016, November 28, 2016, December 13, 2016 and December 23, 2016. Forward-looking information concerning the benefits of a combination of the businesses of Total and Savanna is based upon various assumptions and factors, including in addition to those noted in the body of this News Release, financial information of Savanna available through publicly filed documents and Total’s general industry knowledge and experience.

The forward-looking statements contained in this News Release are made as of the date hereof and Total does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.